                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                                           Commission File Number 0-21910
                                                                  ------------

                          NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K   [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended:      October 26, 1996
                      --------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:           October 26, 1996
                                     -----------------------------------------
Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------


                       PART I -- REGISTRANT INFORMATION

 Kids Mart, Inc.
------------------------------------------------------------------------------
Full Name of Registrant

 Frost Hanna Acquisition Group, Inc.
------------------------------------------------------------------------------
Former Name if Applicable

801 Sentous Avenue
------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

City of Industry, CA 91748
------------------------------------------------------------------------------
City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.

                              PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

        Kids Mart, Inc. (the "Company") is in the process of converting its financial software and merchandising systems. Due to the demands of this process, the financial data and information required to be included herein could not have been compiled by the Company within the prescribed period without unreasonable effort and expense.

        The results of operations for the Company for the quarter ended October 26, 1996 will show a significant change in results of operations from the corresponding period in the previous year. The change is primarily due to the Company operating approximately 144 fewer stores in the third quarter of fiscal year 1996, as compared to fiscal year 1995. Further, due to severe cash flow contraints, the Company was unable to achieve its planned level of inventory purchases, which severly impacted its 1996 back-to-school season.



                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                      Robert Kelleher          (818)              854-3166
                 -------------------------   -----------      ------------------
                          (Name)             (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
                 ------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

------------------------------------------------------------------------------
                   Kids Mart, Inc. (f/k/a Frost Hanna Acquisition Group, Inc.)
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    December 10, 1996                By   /s/ ROBERT S. KELLEHER
     ---------------------------         -------------------------------------
                                         Robert S. Kelleher
                                         Vice President, Chief Operating Officer
                                            and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

------------------------------------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
------------------------------------------------------------------------------





                                               (Attach Extra Sheets If Needed)